SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

                               SYNTROLEUM CORPORATION
                                  (Name of Issuer)

                       Common Stock, Par Value $0.01 Per Share
                           (Title of Class of Securities)


                                     783 9881 08
                                   (CUSIP Number)


                                 Page 1 of 10 Pages

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CUSIP NO. 783 9881 08     SCHEDULE 13G     Page 2 of 10 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         UMB BANK, n.a. ("UMB")

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  United States

Number of Shares Beneficially owned by UMB With:

5. Sole Voting Power: 41,616. UMB disclaims beneficial ownership of these shares.

6.       Shared Voting Power:  1,800

7. Sole Dispositive Power: 41,616. UMB disclaims beneficial ownership of these shares.

8.       Shared Dispositive Power:  1,800

9.       Aggregate  Amount   Beneficially   Owned  by  UMB:  43,416.   UMB
disclaims beneficial ownership of these shares, which it holds in various capacities.

10.      Check  Box if the  Aggregate  Amount  in Row (9)  excludes  Certain
Shares: [X] Such amount excludes 2,160,207 shares of the Issuer's Common Stock held in custody and other accounts by UMB for which UMB has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  .2%

12.      Type of Reporting Person:  BK

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CUSIP NO. 783 9881 08     SCHEDULE 13G     Page 3 of 10 Pages

1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person:

         UMB FINANCIAL CORPORATION ("UMBFC")

2.       Check the Appropriate box if a member of a group     (a)  [   ]
                                                                       (b)  [X]

3.       SEC Use Only

4.       Citizenship or Place of Organization:  Missouri

Number of Shares Beneficially owned by UMBFC With:

5.       Sole Voting Power:  -0-

6.       Shared Voting Power:  -0-

7.       Sole Dispositive Power:  -0-

8.       Shared Dispositive Power:  -0-

9.       Aggregate Amount Beneficially Owned by UMBFC:  -0-

10.      Check  Box if the  Aggregate  Amount  in Row (9)  excludes  Certain
Shares: [X] Such amount excludes 2,203,623 shares of the Issuer's Common Stock held by UMB in various capacities as to which UMBFC has no voting or dispositive power.

11.      Percent of Class Represented by Amount in Row 9:  0%

12.      Type of Reporting Person:  HC

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CUSIP NO. 783 9881 08                                     Page 4 of 10 Pages

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934

Item 1(a)  Name of Issuer:

         Syntroleum Corporation, a Kansas corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

         1350 South Boulder, Suite 1100, Tulsa, Oklahoma 74119

Item 2(a)  Names of Persons Filing:

         (i)      UMB Bank, n.a. ("UMB")

         (ii)     UMB Financial Corporation ("UMBFC")

Item 2(b)  Address of Principal Business or, if none, Residence:

         Both UMB and UMBFC maintain their principal executive offices at 1010 Grand Boulevard, Kansas City, Missouri 64106

Item 2(c)  Citizenship:

         UMBFC is a corporation organized under the laws of the State of Missouri, and UMB is a national banking association chartered by the United States.

Item 2(d) Title of Class of Securities: common stock, par value $0.01 per share (the "Common Stock").

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CUSIP NO. 783 9881 08     SCHEDULE 13G     Page 5 of 10 Pages

Item 2(e)  CUSIP Number:  783 9881 08

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      [   ]  Broker or Dealer under Section 15 of the Act

         (b)      [X] Bank as defined in section 3(a)(6) of the Act (UMB)

         (c)      [   ]  Insurance Company as defined in section 3(a)(19)
                  of the Act

         (d)      [   ]  Investment Company registered under section 8 of
                  the Investment Company Act

         (e)      [   ]  Investment Adviser registered under section 203 of
the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                  Section 240.13d-1(b)(1)(ii)(F) (KCSI ESOP)

         (g)      [X]  Parent Holding Company, in accordance with
                  Section 240.13d-1(b)(ii)(G)  (Note:  See Item 7)
                  (UMBFC)

         (h)      [   ]  Group, in accordance with Section 240.13d-
                  1(b)(1)(ii)(H)

         UMB holds the Issuer's Common Stock reported in this schedule in various banking capacities and possesses sole voting and dispositive power over all such shares and is filing this schedule as a result of having such powers. UMBFC owns 100 percent of the outstanding stock of UMB and is filing this schedule solely as a result of such stock ownership.

CUSIP NO. 783 9881 08     SCHEDULE 13G     Page 6 of 10 Pages

Item 4.  Ownership.

         UMB has sole voting and dispositive powers over certain shares of Issuer's Common Stock held in various banking capacities and may be deemed to beneficially own such shares of Issuer's Common Stock. UMB disclaims beneficial ownership over all such shares. UMB disclaims beneficial ownership over and has not included in this Schedule 13G any and all shares of the Issuer's Common Stock held in custodial and other capacities over which UMB has no voting or dispositive power (either by itself or with others).

         Therefore, UMB may be deemed to beneficially own shares of the Issuer's Common Stock as follows:

         (a)      Amount  Beneficially  Owned:   43,416.   Beneficial
ownership  is disclaimed  as to these  shares.  Such  amount  excludes
2,160,207 shares  of  Issuer's   Common  Stock  held  in  custody  and  other
accounts by UMB for which UMB has no voting or dispositive power.

         (b)      Percent of Class:  .2%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 41,616. UMB disclaims beneficial ownership of these shares.

                  (ii) shared power to vote or to direct the vote: 1,800. UMB disclaims beneficial ownership of these shares.

                  (iii)    sole power to dispose  or to direct  the  disposition
of: 41,616.  UMB  disclaims   beneficial  ownership  of  these shares.

                  (iv) shared power to dispose or to direct the disposition of: 1,800. UMB disclaims beneficial ownership of these shares.

CUSIP NO. 783 9881 08     SCHEDULE 13G     Page 7 of 10 Pages


         UMBFC  does not own of record any shares of the  Issuer's  Common
Stock and does not exercise or direct the exercise of any voting or dispositive power over the shares of the Issuer's Common Stock reported herein and is precluded by applicable law from directing the exercise of such power over said shares of the Issuer's Common Stock held by UMB.

Item 5  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that, as of the date hereof, the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
[X]

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Information as to UMB, which is jointly filing this statement with UMBFC, is presented above.

Item 8  Identification and Classification of Members of the Group.

         Not Applicable.

Item 9  Notice of Dissolution of Group.

         Not Applicable.

Item 10  Certification.

         See below.

CUSIP NO. 783 9881 08    SCHEDULE 13G    Page 8 of 10 Pages

                                      Signature

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UMB Bank, n.a.

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

CUSIP NO. 783 9881 08    SCHEDULE 13G    Page 9 of 10 Pages

                                    EXHIBIT INDEX

Exhibit                        Document                        Page No.

A.                               Joint Filing Agreement

CUSIP NO. 783 9881 08    SCHEDULE 13G    Page 10 of 10 Pages

                                      EXHIBIT A

                               JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13G to which this Exhibit is attached with respect to the Common Stock, par value $0.01 per share, of Syntroleum Corporation, a Kansas corporation, and consent to this Joint Filing Agreement being included as an Exhibit to such filing. In evidence thereof the undersigned hereby execute this Agreement this 16th day of February, 1999.


                                            UMB Bank, n.a.

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary

                                            UMB Financial Corporation

Dated:  February 16, 1999           By_________________________
                                            David D. Miller,
                                            Executive Vice President
                                            and Corporate Secretary